Mimecast Limited

CityPoint, One Ropemaker Street, Moorgage

London EC2Y 9AW

United Kingdom

T +44 0207 847 8700

NASDAQ: MIME

May 25, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Mimecast Limited has made a disclosure pursuant to such provisions in its Annual Report on Form 20-F for the annual period ended March 31, 2016, which was filed with the U.S. Securities and Exchange Commission on May 25, 2016. Such disclosure can be found under “Item 4 –Information on the Company—Section 219 Disclosure” in the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

Mimecast Limited

/s/ Peter Campbell
Peter Campbell
Chief Financial Officer